UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T CAPITAL FUNDING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 N. Wymore Road, Suite 120
(No. and Street)

Maitland	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Kassof (321) 214-3012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ender Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Kassof _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
T CAPITAL FUNDING, LLC _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
                                                            Signature

                                                                 CEO
_____
                                                            Title

_____
          Notary Public

DMITRIY IOKHVID
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 21, 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

T CAPITAL FUNDING, LLC

Statement of Financial Condition
December 31, 2019

PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PUBLIC DOCUMENT

T CAPITAL FUNDING, LLC

Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
T Capital Funding, LLC
Maitland, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T Capital Funding, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of T Capital Funding, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of T Capital Funding, LLC's management. Our responsibility is to express an opinion on T Capital Funding, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T Capital Funding, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as T Capital Funding, LLC's auditor since 2018.
New York, New York
February 26, 2020

PrimeGlobal | An Association of Independent Accounting Firms

T Capital Funding, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	416,221
Prepaid expenses		36,165
Right-of-use asset		2,051
Property and equipment, less accumulated depreciation of $19,187		10,140
	$	464,577

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to affiliates	$	1,449
Accounts payable and accrued expenses		9,008
Lease liability		2,051
		12,508
Member's Equity		452,069
	$	464,577

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

T Capital Funding, LLC (the "Company") was organized on January 30, 2003 and is wholly owned by Taurus Investment Holdings, LLC (the "Member"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The primary revenue source of the Company is earning commissions for raising capital for real estate projects.

The Company operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America ("U.S. GAAP") requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities and, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a bank and investments with maturities of three months or less from date of purchase.

Accounts Receivable

Accounts receivable is comprised of receivables from the real estate projects from the Company obtaining equity contributions for the real estate projects. At December 31, 2019 there was no accounts receivable balance.

Recent Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted.

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company made a policy election to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019 (the beginning of the earliest period presented) (a) a lease liability of $13,934, which represents the present value of the remaining lease payments of $14,000, discounted using the Company's incremental borrowing rate of 6%, and (b) a right-of-use asset of $13,934.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax purposes. The Company's taxable income or loss is reportable on the member's income tax return.

NOTE 3 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provisions. At December 31, 2019, the Company had net capital of $405,764 which exceeded requirements by $400,764. The ratio of aggregate indebtedness to net capital was .0258 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company reimburses the Member for certain expenses including its allocable share of payroll and benefits, accounting and bookkeeping services and certain administrative expenses.

NOTE 5 – LEASE COMMITMENT

The Company leases office space from a related party under a non-cancelable operating lease expiring in February of 2020. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use asset (ROU) on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments).

NOTE 5 – LEASE COMMITMENT (Continued)

Maturities of lease liabilities under noncancelable office operating lease are as follows:

Year Ending December 31,		
2020		2,067
	$	2,067

Total undiscounted lease payments	$	2,067
Less inputed interest		(16)
Total lease liability	$	2,051

Weighted average discount rate: 6%

The Company's office space lease requires it to make payments for the Company's proportionate share of non-lease components (i.e., building's property taxes, insurance, and common area maintenance). These non-lease components are not included in lease payments used to determine lease liability and are expensed when incurred.

After the lease expires at the end of February 2020, the Company will continue to lease the space on a month-to-month basis from its related party.

NOTE 6 — CONTINGENCIES AND CREDIT RISK

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019. The cash and cash equivalents are held by one financial institution and, therefore, are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") limitations. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

NOTE 7 –SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 26, 2020, the date these financial statements were available to be issued.